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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2003

Xcelera Inc.

P.O. Box 309GT, Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      FORM 20-F    ☒                                       FORM 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

      YES    ☐                                       NO    ☒

        On July 31, 2003, Xcelera Inc. issued a press release announcing its financial results for the fiscal year ended January 31, 2003. A copy of the company's press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcelera, Inc.

Date: August 1, 2003	/s/ ALEXANDER M. VIK Alexander M. Vik Chief Executive Officer

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SIGNATURES